AH 3/16/2004**

Vf 3/18/04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04015902

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ING FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

SEC RECEIVED MAR - 1 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN EGAN (646) 424-8133
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name - if individual, state last, first, middle name)

757 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

PS 3/26

OATH OR AFFIRMATION

I, David Duffy, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ING Financial Markets LLC or the year ended December 31, 2003 are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date 2/25/04
Chief Executive Officer

Notary Public

ARACELIS LORA
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01LO6050740
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES NOV 13. 2006

This report contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I).
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

KPMG

ING FINANCIAL MARKETS LLC

(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Member
ING Financial Markets LLC:

We have audited the accompanying statement of financial condition of ING Financial Markets LLC, (an indirect wholly owned subsidiary of ING Groep N.V.) as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ING Financial Markets LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 20, 2004

ING FINANCIAL MARKETS LLC

(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2003

(Dollars in thousands)

Assets

Cash and cash equivalents	$	1,799
Securities segregated under Federal and other regulations		3,000
Collateralized short-term financing agreements:		
Deposits paid for securities borrowed		9,757,051
Securities purchased under agreements to resell		237,308
Financial instruments:		
Securities owned, at fair value		966
Securities owned, pledged to creditors		4,976
Trading account assets, at fair value		14,640
Receivable from broker-dealers, customers, and clearing organizations		44,876
Collateral received for securities lending activities		1,441,181
Memberships in exchanges, at cost (market value $1,770)		1,278
Other assets		326
Total assets	$	11,507,401

Liabilities and Member's Equity

Short-term loan from affiliate	$	1,586,000
Collateralized short-term financing agreements:		
Deposits received for securities loaned		7,894,399
Securities sold under agreements to repurchase		237,308
Financial instruments:		
Securities sold, not yet purchased, at fair value		20,390
Trading account liabilities, at fair value		14,145
Payable to broker-dealers, customers, and clearing organizations		7,182
Obligation to return securities received as collateral		1,441,181
Accounts payable and accrued expenses		1,944
Total liabilities		11,202,549
Commitments and contingencies		
Subordinated borrowing		83,000
Member's equity		221,852
Total liabilities and member's equity	$	11,507,401

See accompanying notes to statement of financial condition.

(1) Organization

ING Financial Markets LLC (the Company) is a wholly owned subsidiary of ING Financial Holdings Corporation (the Parent). The Parent is an indirect wholly owned subsidiary of ING Groep N.V. The Company, a registered broker-dealer in securities under the Securities Exchange Act of 1934 (SEC), is a member of New York Stock Exchange (NYSE) and other principal exchanges. The Company primarily provides agency brokerage, execution services for equities sales and trading, fixed income sales and trading, equities securities lending activities, and options and futures derivatives activities, and limited investment banking services.

The Company clears and settles all equity products through a securities clearing firm on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consists of cash and money market instruments with original maturities of 90 days or less.

(c) Repurchase and Resale Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions. Such transactions are collateralized by cash and are recorded at their contracted resale or repurchase amounts. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations, which may impair the counterparties ability to satisfy their obligations. It is the Company's policy to pledge securities sold under agreements to repurchase and to take possession of securities purchased under agreements to resell. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(d) Securities Borrowed and Loaned

Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash and securities in an amount generally in excess of the market value of

(Dollars in thousands)

securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary.

(e) *Investment Banking*

The Company receives fees related to underwriting in investment banking activities.

(f) *Financial Instruments*

Financial instruments used in dealing and other trading activities are recorded at fair value. For financial instruments that are actively traded, fair value is based upon quoted market prices.

(g) *Trading Account Assets and Liabilities*

Trading account assets and liabilities include the market value of options and futures contracts held for trading purposes based on quoted market prices.

(h) *Exchange Membership*

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment.

(i) *Accounting for Transfers of Financial Assets*

At December 31, 2003, the Company has received collateral of $11,150,992, which is permitted by contract or custom to sell or repledge in the normal course of business. Approximately, $9,295,181 of such collateral has been either sold or repledged by the Company at December 31, 2003. The Company utilizes collateral received primarily to facilitate securities lending transactions. The Company also recognized securities received as collateral of approximately $1,441,181 as securities received for securities lending and obligation to return securities received as collateral in the statement of financial condition for these noncash securities lending transactions.

(j) *Securities Transactions*

The Company records proprietary securities transactions on a trade-date basis. Agency securities transactions are recorded on a settlement-date basis.

(3) Securities Segregated under Federal and Other Regulations

At December 31, 2003, the Company had qualified securities in the amount of $3,000 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

(4) Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased, at Fair Value

The Company owns a U.S. Treasury with a current market value of $4,976 which it has pledged as collateral.

(Dollars in thousands)

Securities owned and securities sold, not yet purchased, as of December 31, 2003 consists of proprietary, trading equity securities of $966 and $20,390, respectively, at quoted market values.

Securities sold, not yet purchased, involve an obligation to purchase such securities at a future date. Such securities have market risk to the extent subsequent market fluctuations may require the Company to repurchase the securities at prices in excess of the market value reflected on the statement of financial condition.

(5) Receivable from and Payable to Broker-Dealers, Customers and Clearing Organizations

Amounts receivable from and payable to broker-dealers, customers, and clearing organizations at December 31, 2003, consist of the following:

		Receivable	Payable
Customers	$	—	569
Broker-dealers and clearing organizations		37,438	—
Interest, fees, and other		7,438	6,613
	$	44,876	7,182

As these amounts are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

The Company clears and settles all equity products through a securities clearing firm on a fully disclosed basis.

(6) Related Party Transactions

At December 31, 2003, the Company has approximately of $1,300,232 of securities borrowed, $4,677,917 of securities loaned, and $237,308 of securities sold under agreement to repurchase with affiliates.

The Company maintains a line of credit with an affiliate in the amount of $7.5 billion. The line of credit is an overnight facility and bears a market rate of interest of three-month LIBOR. The Company had an outstanding balance of approximately $1.6 billion at December 31, 2003, which is included in short-term loan from an affiliate in the statement of financial condition.

The Company has a management agreement with an affiliate, whereby the affiliate provides certain trading, sales, accounting, operations, and other administrative support to the Company.

(7) Derivative Financial Instruments

The Company enters into options and futures contracts with off-balance sheet risk for trading purposes.

Options are contracts that provide the holder with the right, but not the obligation, to purchase or sell a specified number of units of financial instruments at a predetermined price within a specified period of time. The option purchaser pays a premium to the option seller (writer) for the right to exercise the option. The option seller is obligated to buy (call) or sell (put) the item underlying the contract at a set price, if the

(Dollars in thousands)

option purchaser chooses to exercise. As a purchaser of an option contract, the Company is subject to credit risk, since the counterparty is obligated to make payments under the terms of the option contract, if the Company exercises the option. As the writer of an option contract, the Company is not subject to credit risk but is subject to market risk, since the Company is obligated to make payments under the terms of the option contract, if exercised.

Futures contracts are for delayed delivery of a financial instrument in which the seller agrees to make delivery at a specified future date at a specified price or yield. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument or commodity. Maintaining a futures contract requires the Company to deposit with the exchange an amount of cash or other specified asset as security for its obligation. The credit risk of futures contracts is limited since futures exchanges generally require the daily cash settlement of unrealized gains/losses on open contracts with the futures exchange. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. The notional amounts of futures reflect the contractual basis upon which daily mark to market calculations are computed and do not reflect the amount at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market volatility.

A summary of the Company's options and futures contracts follows:

		Fair value at December 31, 2003		Average fair value for the year ended December 31, 2003		Notional amount at December 31, 2003
		Assets	Liabilties	Assets	Liabilties	
Options	$	14,548	14,087	10,876	13,262	728,574
Futures		92	58	70	117	57,862
Total	$	14,640	14,145	10,946	13,379	786,436

The average fair value amounts have been calculated based on the month-end fair values from January through December 2003. The Company believes this method fairly reflects the nature and volume of the business in all aspects material to the statement of financial condition. The notional amounts do not represent the amounts exchanged by the parties for derivative financial instruments and do not measure the Company's exposure to credit or market risks. The amounts exchanged are based on the contract amounts and other terms of the derivative financial instruments.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. The instruments are recognized at market value. Exposure to market risk is managed in accordance with risk limits set by senior management, by buying or selling instruments or entering into offsetting positions.

(8) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) 107, *Disclosure about Fair Value of Financial Instruments*, requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

(9) Subordinated Borrowing

At December 31, 2003, the Company had an $83,000 cash subordinated promissory note with the Parent that bears interest at a rate of one-month LIBOR plus 1/16%. Interest payments are made on a monthly basis and the subordinated promissory note is due to mature on October 4, 2005.

The subordinated borrowing is subordinated to all other creditors of the Company, covered by agreements approved by the Company's designated regulatory organizations, and thus available in computing net capital under the Securities and Exchange regulations. To the extent that such borrowing is available in the computation of net capital and required for the Company's continued compliance with minimum net capital requirements, repayment will be expected to the extended by Parent.

(10) Income Taxes

The Company is a single member LLC which, for tax purposes, is treated as a division of its Parent. Based upon a tax-sharing arrangement, the Company is charged tax based upon its net income before tax at statutory rates. The Company has no deferred tax assets or liabilities at December 31, 2003.

(Continued)

(Dollars in thousands)

(11) Defined Benefit and Defined Contribution Plan

The Parent sponsors a defined plan (the Plan) which covers substantially all full-time employees of the Parent and its wholly owned subsidiaries. All employees meeting certain eligibility requirements participate in defined benefit and defined contribution plans administered by an affiliate.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the Rule's alternative method, which requires maintaining net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions, as defined.

Rule 15c3-1 and the rules of the New York Stock Exchange also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital is less than the greater of 5% of aggregate debit items or $1,500. At December 31, 2003, the Company had net capital of $265,031 of which $264,781 was in excess of the required net capital of $250.

(13) Legal Proceedings

The Company has been named as a defendant in actions relating to its businesses. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with its counsel, believes it has meritorious defenses to all such actions and intends to defend each of these vigorously. In the opinion of management of the Company, the ultimate resolution of all litigation, regulatory, and investigative matters affecting the Company will not have a material adverse effect on the financial condition of the Company.

(14) Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign entities. The Company's transactions are collateralized and are executed with and on behalf of institutional investors, including other brokers-dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company attempts to minimize credit risk associated with its securities borrowed, securities loaned, securities purchased under agreements to resell and securities sold under agreements to repurchase business by monitoring customer credit exposure and worthiness and by limiting transactions with specific counterparties. The Company reviews collateral values daily and requires additional collateral to be deposited with or returned to the Company when it is deemed necessary.

ING FINANCIAL MARKETS LLC
(An Indirect Wholly Owned Subsidiary of ING Groep N.V.)

Notes to the Statement of Financial Condition

December 31, 2003

(Dollars in thousands)

(15) Subsequent Event

In February 2004, the Company's ultimate parent, ING Groep N.V., has agreed to enter into a period of exclusive due diligence in relation to the proposed sale of ING Groep N.V.'s equity sales, trading, research and equity capital markets businesses across Asia. The due diligence includes the Company's Asian sales desks.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
ING Financial Markets LLC:

In planning and performing our audit of the financial statements and supplementary schedules of ING Financial Markets LLC (the Company) (an indirect wholly owned subsidiary of ING Groep N.V.) as of December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all mattes in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for it purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and, should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004